Exhibit 23.3
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
     We have issued our report dated May 17, 2006 accompanying the statements of revenues and direct operating expenses of Lowe Partners LP’s interests in certain oil and gas properties acquired by Concho Equity Holdings Corp. for the year ended December 31, 2003 and for the period from January 1, 2004 to November 30, 2004, contained in the Registration Statement of Concho Resources Inc. (No. 333-147655) (“Earlier Registration Statement”), which is incorporated by reference in this Registration Statement on Form S-1 (“Registration Statement”) filed pursuant to Rule 462(b) of the Securities Act of 1933, as amended. We consent to the incorporation by reference in the Registration Statement of the aforementioned report and to the use of our name as it appears under the caption “Experts” in the Prospectus constituting a part of the Earlier Registration Statement.
GRANT THORNTON LLP
Dallas, Texas
December 13, 2007